Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340-9770
763-542-0500 office
763-542-0595 fax

FOIA Confidential Treatment Requested
by Polaris Industries Inc., pursuant to
Rule 83 (17 C.F.R. § 200.83)

BY EDGAR AND MAIL

February 23, 2015
Mr. Lyn Shenk, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Polaris Industries Inc.
Form 10-K for Fiscal Year Ended December 31, 2013, filed February 21, 2014
File No. 001-11411

Dear Mr. Shenk:
On behalf of Polaris Industries Inc. (the “Company” or “Polaris” or “we”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the "Commission") by letter dated January 26, 2015. For ease of reference, the Company's responses are numbered to correspond to the order of the comments in your letter.
Please note, pursuant to the Commission's Rules on Information and Requests 17 C.F.R. § 200.83 (“Rule 83”), the Company has requested confidential treatment for portions of this letter. The redacted portions are denoted with “X” or “[Redacted]”. The Company has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporate Finance.
The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request. If you have any questions regarding the request, please contact the undersigned via telephone at 763.542.0542.
Form 10-K for the Fiscal Year Ended December 31, 2013
Notes to Consolidated Financial Statements, page 48
Note 12. Segment Reporting, page 65
Comment:

1.
We note your response to our prior comment one. You state that you identified four operating segments - snowmobiles, off-road vehicles, motorcycles, and small vehicles - based on the operating segments criteria under ASC 280-10-50-1. We also note your analysis with respect to aggregating those four identified operating segments under ASC 280-10-50-11. We continue to consider your response.

With respect to PG&A activities, you state that you specifically considered whether PG&A should be reported within each of the four respective operating segments and that the CODM uses financial information that includes the wholegood product lines grouped with the associated PG&A to make resource allocation decisions. Based on these statements, it appears you may have discrete financial information for PG&A.
With regard to PG&A, please provide us with an analysis of whether it is an operating segment based on the criteria provided in ASC 280-10-50-1 through 50-9. In this regard, please:

•
Provide us with your organizational chart, including the identity of your chief operating decision maker (CODM), his/her direct reports, and your segment managers (if different from the CODM's direct reports).

•
To the extent not addressed in your response to the previous bullet, tell us whom your Vice President - Parts, Garments, and Accessories; Vice President - EMEA and Small Vehicles; Vice President - Snowmobiles and slingshot; Vice president - Off-Road Vehicles & ORV Engineering; and Vice President - Motorcycles report to.

•	Tell us the basis on which segment managers and the above mentioned Vice Presidents (if different) are compensated (e.g., fixed salary, bonus based on consolidated results).

•	Provide us with a copy of the reports that your CODM regularly reviews to allocate resources and assess performance.
Response:
Per ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:
a) It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b) Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c) Its discrete financial information is available.
As it relates to ASC 280-10-50-1a, our Parts, Garments, and Accessories (PG&A) activities meet this criteria, as the PG&A activities both earn revenues and incur expenses. As it relates to ASC 280-10-50-1b, PG&A does not meet this criteria, as there are not complete and meaningful operating results available to be reviewed by the CODM. Therefore, its operating results are not regularly reviewed by the Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated to its activities and assess its performance. As it relates to ASC 280-10-50-1c, while there is PG&A revenue and gross profit information available and included in the CODM package, we do not consider it to be discrete financial information, because the gross profit information does not represent a true measure of profit or loss given that it is incomplete as it excludes certain costs as further described below. Given this limitation, the information is not sufficiently detailed to allow the CODM to make decisions.
CODM package considerations
The Company's management views its operating segments and its PG&A activities as being integral and fundamentally inseparable components of the Company's business of selling an array of products to its customers. The CODM uses financial information that includes the wholegood product lines grouped with the associated PG&A to make resource allocation decisions.
In accordance with ASC 280-10-50-5, we identified our CODM as the President and Chief Operating Officer. On a monthly basis, a financial information package is provided to the CODM. In this primary CODM package, there is a consolidated income statement, as well as income statements for each of the operating segments, which include the sales, margins and expenses from their associated PG&A. This report includes income statements for Snowmobiles, ORV, Motorcycles and Small Vehicles, and is the primary report that our CODM regularly reviews to allocate resources and assess performance, including decisions made related to inventory production levels, promotional incentives and marketing programs, research and development activities and capacity investments.
In addition to this primary information, there are secondary reports available to the CODM for his review. For the ORV operating segment, within the secondary reports there are five sub-units within the overall operating segment. These consist of ATV vehicles, RGR, RZR (side-by-side vehicles), government and military sales and Outside Powersports (“OSPS”). This breakdown allows us further understanding of this large operating segment. Similarly, the Motorcycles operating segment includes two sub-units, which consist of Victory and Indian.  The Small Vehicle operating segment contains four sub-units, including GEM, Goupil, Aixam and Mega. In addition to the financial information for these operating segments, information is also available on other secondary views of the business based on our matrix form of organization. For instance, an income statement for our international division is available summarizing results of all operating segments for sales outside of North America, which includes PG&A sales to customers outside of North America. Within the secondary information, there is also an income statement summarizing PG&A across all operating segments as well as other various pages including profit sharing and stock based compensation. Quarterly, the CODM receives an actual earnings package, as well as a quarterly forecast file.  The quarterly forecast file includes a profit and loss report for each of the defined operating segments for the balance of the current fiscal year. The CODM utilizes the primary reports from the forecast file in his decision making process for allocating future resources.

With respect to operating expenses, the reporting package that the CODM receives does not include a full allocation of the Company’s total operating expenses to the operating segments. Approximately half of our total operating expenses are specifically attributed to the operating segments. Only certain specific identifiable costs for each product line such as engineering project costs, advertising costs and administrative costs directly related to the management of that product line are attributed to the operating segment’s respective income statement. The vast majority of the remaining operating expenses are not individually allocated to the four operating segments because the operating segment management has no direct control or responsibility for those costs. Those non-allocated operating expenses include the costs of the common sales and marketing organizations in North America and our international subsidiaries; common corporate sales and marketing costs; corporate functions such as management/administration, finance, human resources, legal and information systems and technology; and the costs of stock-based incentive compensation and short-term incentive compensation. The Company focuses on managing these common organizational costs at the corporate level to provide the greatest impact to the overall Company, which we believe is most meaningful to the CODM and external users of the information.
As requested by the Staff, we have enclosed a copy of the primary reports that our CODM regularly reviews to allocate resources and assess performance ("Exhibit X-1" and "Exhibit X-2"). These regularly reviewed reports include 1) our monthly financial package, which includes budget and actual results for the four operating segments (Exhibit X-1), and 2) our quarterly forecast file, which includes the budget, actual and forecasted results for the consolidated entity, as well as the four operating segments (Exhibit X-2). We acknowledge that multiple levels of profitability are shown in the CODM reporting on PG&A activities. However, we note that the gross margin, gross profit and operating margin information is incomplete when separated from the finished wholegoods product financial information. Neither the PG&A gross margin nor gross profit include any allocation of costs incurred or investments made by Polaris to produce or purchase many of the parts and accessories that are included in the PG&A sales. The secondary view for PG&A also does not include any warranty costs or engineering costs to design and test parts and accessories. The CODM understands these limitations, which is one of the reasons that this is viewed as secondary and supporting financial information rather than an operating segment. The CODM further views the PG&A activities more as a function to be managed than a separate operating segment and receives reporting about that function just as he receives reports measuring the efficiency of other functions within our organizational matrix.
Organizational chart considerations
As requested by the Staff, we have enclosed a copy of our executive staff organizational chart ("Exhibit X"), which includes the CODM and his direct reports, which includes our segment managers and functional leaders. Each of the vice presidents of interest noted by the Staff report directly to the CODM. In our judgment, the following vice presidents are the segment managers for each operating segment, as defined within ASC 280-10-50-6 through 50-8. Accordingly, and as reflected within the executive staff organizational chart, the CODM is not also a segment manager for any of the four identified operating segments.

Operating segment	Segment manager
Off-Road Vehicles	Vice President—Off-Road Vehicles & ORV Engineering
Snowmobiles	Vice President—Snowmobiles and Slingshot
Motorcycles	Vice President—Motorcycles
Small Vehicles	Vice President—EMEA & Small Vehicles
We have also enclosed the PG&A organizational chart for the Staff's reference ("Exhibit X"). In the PG&A organizational chart, there are multiple category directors and category managers that report to the General Manager. These category managers/directors are dedicated to supporting specific product categories such as Off-Road Vehicles, Motorcycles, and Snowmobiles. We note that our identification of four operating segments is consistent with the basic organizational structure of the Company's operations, and is also supported by the fact that separate category directors and managers within the PG&A organizational chart specifically support our operating segments. Our conclusion is consistent with the organizational structure, as there are vice presidents of each of the four operating segments that report directly to the CODM.
Vice Presidents' basis of compensation considerations
The vice presidents of each product category have various elements that comprise their compensation. The basis for compensation for our CODM is disclosed in our annual proxy filing. The vice presidents of interest by the Staff are compensated with performance objectives and criteria consistent with our CODM. As requested by the Staff, in the table below is a summary of the basis on which the vice presidents of interest are compensated.

Title	Reports directly to:	Basis for compensation includes the following:
President and Chief Operating Officer (CODM)	CEO	- Fixed, base salary - Annual cash incentives (senior executive plan) - Long-term incentives (stock options and performance restricted stock units) - Ad-hoc grants of restricted stock
Vice President—PG&A	CODM
Vice President—EMEA and Small Vehicles	CODM
Vice President—Snowmobiles and Slingshot	CODM
Vice President—Off-Road Vehicles & ORV Engineering	CODM
Vice President—Motorcycles	CODM

•
Fixed, base salary. Provides a fixed level of compensation of which the individuals above can rely, which is based on an assessment of the following: level of responsibility, experience and time in position, individual performance, future potential, salary level relative to market median, and internal pay equity considerations.

•
Annual cash incentives. Provides explicit incentives to achieve or exceed annual company-wide budgeted earnings per share objectives, and aligns performance objectives with interests of our shareholders. The targeted payout of this plan is directly related to the earnings per share of the consolidated Company results. Actual payouts may be less than or equal to maximum potential payouts based on degree to which financial performance objectives are achieved and on consideration of other Company, business unit and individual performance factors, and are determined by the Compensation Committee. Generally, the variance is not significant.

•
Long-term incentives. Provides the individuals above with incentives to achieve multi-year financial and operational objectives, which is primarily linked to stock price performance and aligns the individuals' interests with the interests of our shareholders. The equity and cash-based performance awards vest and pay out based on the degree to which specified financial objectives are attained over a three-year performance period. The target incentive opportunity expressed as a percentage of the individual's base salary, based on responsibilities of position, expected level of contribution and consideration of market data. This plan is directly related to the consolidated Company results, and is not specific to individual operating segment or category performance.

•	Other compensation considerations.

◦	[Redacted]

◦
Vice President—Off-Road Vehicles and ORV Engineering. In 2014, the Vice President—Off-Road Vehicles and ORV Engineering was granted an incentive cash performance based award. This incentive bonus is based on achievement of net operating profit results of Off-Road Vehicles in fiscal 2014, which is inclusive of results of both wholegoods and the related PG&A of Off-Road Vehicles. As the goal for this performance award is inclusive of combined wholegoods and PG&A results, we note this basis for compensation is aligned with our determination that PG&A is not a separate operating segment.

◦	[Redacted]
Please note we did not explicitly list out each criteria of ASC 280-10-50-1 through 50-9 above, as some of the criteria is not applicable to our considerations of PG&A. However, to be comprehensive, we have listed the remaining criteria in the table below, along with our considerations for each.

ASC 280-10-50 criteria	Considerations
50-1 - a, b, c	Criteria assessed above
50-2	Not applicable for the Company, as no components sell primarily or exclusively to other operating segments of the entity
50-3	Not applicable, as the Company does not have start-up operations
50-4	We appropriately do not consider our corporate headquarters to be an operating segment, or part of an operating segment.
50-5	Criteria assessed above
50-6	Criteria assessed above
50-7	Criteria assessed above
50-8	Criteria assessed above
50-9
The Company operates in a matrix environment, with managers that are responsible for the different product lines and also have managers who are responsible for certain geographic regions. We have appropriately based our operating segments upon product lines.

We believe the above analysis appropriately reflects our considerations of whether PG&A is an operating segment, based on the criteria provided in ASC 280-10-50-1 through 50-9. As previously communicated to the Staff, we again reiterate the following, as it relates to our PG&A products, as included in our letter to the Staff dated December 9, 2014:
The PG&A products are economically tied to the wholegoods products because the PG&A products could not exist without the wholegoods products and the wholegoods products require PG&A to support customers' expectations regarding the functionality of the wholegoods, as evidenced by the following characteristics:
1. Consistent suppliers - The component parts that make up a wholegoods product and the replacements parts sold as PG&A are physically the same, are made by the same suppliers or in our factories with the same manufacturing processes, and utilize the same tooling.
2. Interchangeable accessories - Accessories are, in many instances, the same physical part. The definition of what is a standard feature on a wholegoods unit versus what is a separately sold accessory changes from model year to model year. For example, a winch may be a standard part of the wholegoods product on one year's ORV model and only offered as an accessory on the next year's ORV model. These circumstances further supported our determination that the associated PG&A should be included in its respective operating segment. Additionally, when customers order new wholegoods products, they have the opportunity to customize their purchases with certain accessories or accessory packages, which consist of various PG&A offerings, depending on the product.
Most accessories can be and are sold as part of the complete wholegoods products. The Company regularly markets upscale “limited edition” models that incorporate many of the accessories as factory-installed into the final product for each of our operating segments. Examples of these accessories include winches, cabs, windshields, wheels and tires, storage racks and bags, and shock absorbers. When certain wholegoods models include the accessories on a “limited edition” basis, the sales price for the accessories are included in the wholegoods line in the financial reports, not within the PG&A sales line. If a more basic model is sold to the dealer and the consumer later decides to purchase the upgrade accessory from a dealer, the accessory sale would be recorded in the PG&A sales line. In both examples, whether factory installed or sold and installed by the dealer after the initial sale to the consumer, the respective accessory is being procured from the same vendor or produced in-house, using the same tooling and manufacturing processes. With respect to the procurement processes for garments, we note that garments sales represent less than 1% of Polaris’ total 2013 sales and less than 9% of total 2013 PG&A sales and therefore, for purposes of this discussion, is not a meaningful part of the PG&A business.
In conclusion, we advise the Commission Staff that we continue to believe that identifying the PG&A division as a separate operating segment would not help users of the Company’s financial statements to better understand our performance or better assess our prospects for future net cash flow or make more informed judgments about Polaris as a whole. As we have previously communicated to the Staff, the Company treats the PG&A business as an integral part of the wholegood products and we do not view PG&A as a separate operating segment. The CODM makes operating and resource allocation decisions based on financial information that combines the results for a wholegoods product line with the associated PG&A results. While we do report sales for the wholegood product lines and PG&A separately for external reporting purposes, operating reports detailing gross margin, gross profit and operating margin for the wholegood product lines, excluding the associated PG&A, is not gathered or published as part of the normal processes within the Company and therefore not utilized by the CODM. We have made a very intentional decision that PG&A should be included within the product line financial reporting, which is consistent with the manner in which product line businesses are managed. As previously noted, the design and packaging of our many features and options into the wholegood models can be constructed and marketed in different configurations and we want the PG&A function to act to complement, rather than compete with, the product line operating segments.
***
In responding to the Commission Staff's questions and comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings,

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that the Commission Staff finds this letter to be fully responsive to the matters raised in your January 26, 2015 letter. Should you have any further questions or comments, please contact the undersigned at 763.542.0542.

Very truly yours,

/S/ MICHAEL W. MALONE
Michael W. Malone
Vice President — Finance and
Chief Financial Officer